

August 4, 2015

Via E-mail
Frederick Courouble
President and Chief Executive Officer
California Carbon Industry, Inc.
222 Sepulveda Boulevard Suite 2000
El Segundo, California 90245

> **Re:** **California Carbon Industry, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 23, 2015**
> **File No. 333-201812**

Dear Mr. Courouble:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2015 letter.

General

1. We note your responses to comment one in our letters dated February 26, 2015 and May 11, 2015; however we did not receive the executive summary. Please supplementally provide us with the confidential executive summary you provided to your potential investors.

Plan of Operation, page 25

2. We note your response to comment 5 in our letter dated May 11, 2015. Please explain whether you have entered into any contracts relating to the use of the laboratory at Studio BC6.

3. We note your response to comment 6 in our letter dated May 11, 2015. We also note disclosure that you expect to begin development of the R&D facility within one month of

receiving at least $1,000,000 in financing. Please explain when you expect the R&D facility to be complete after you begin to build it.

4. We note your response to comment 7 in our letter dated May 11, 2015. Please revise your disclosure to indicate, if true, that your plans to distribute materials to large aerospace firms are not memorialized in any contracts with those firms and are not in fact assured in any respect.

Certain Relationships and Related Transactions, page 38

5. We note your response to comment 10 in our letter dated May 11, 2015. Please include disclosure of Mr. Scheer's involvement with Cereplast on page 38 and clearly disclose the current state of Cereplast, including whether it is viable or dormant and including, according to the company's public filings, that it is no longer a public reporting company. We note disclosure page 32 that Cereplast and Mindspeed are publicly traded. Please also clearly state in Mr. Okada's biography on page 32 the current status of both Cereplast and Mindspeed including whether they are still publicly traded, viable or dormant. Again, we understand from these companies' public filings that they are no longer public reporting companies with the Commission.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or, in his absence John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: Via E-mail
        Lance Brunson, Esq.